Filed by: Santa Fe International Corporation.
                                 This Communication is filed pursuant to Rule
                                 425 under The Securities Act of 1933, as
                                 amended, and deemed filed pursuant to Rule
                                 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: Global Marine Inc.
                                 Commission File Number: 1-5471


FORWARD-LOOKING STATEMENTS
--------------------------

The following communications include statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael
R. Dawson, Phone: 281-596-5100, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Richard Hoffman, Phone: 972-701-7950, Fax:
972-701-7737.

PARTICIPANTS IN SOLICITATION
----------------------------

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001.


                                     * * *

[Global Marine Inc. Logo]             [Santa Fe International Corporation Logo]


FOR IMMEDIATE RELEASE
---------------------


                    Global Marine and Santa Fe International
                      Announce $6 Billion Merger of Equals

                   Combination Creates World's Second-Largest
                          Offshore Drilling Contractor

HOUSTON and DALLAS, TX. - September 3, 2001 -- Global Marine Inc. (NYSE: GLM) and Santa Fe International Corporation (NYSE: SDC) announced today that they have entered into a definitive agreement to merge in a stock-for-stock transaction that will create the world's second largest offshore drilling contractor. The new company, which will be named GlobalSantaFe Corporation, will be headquartered in Houston and will trade on the New York Stock Exchange under the ticker symbol "GSF." Based on Santa Fe's closing stock price on Friday, August 31, GlobalSantaFe would have a market value of approximately $6 billion.

By combining complementary resources, GlobalSantaFe will have the operational scale and market coverage to deliver superior service to the world's leading oil and gas companies. The new company will be the premier worldwide contract driller, with one of the industry's youngest, most diversified and technologically advanced drilling fleets. The new company will also operate over 100 rigs in the world's key drilling markets, with its own fleet of 59 offshore and 31 land drilling rigs and 13 rigs operated for others. In addition, the new company will be the world's leading provider of drilling management services, including turnkey and project management.

Under the terms of the transaction, Global Marine stockholders will receive a fixed ratio of 0.665 shares of newly issued GlobalSantaFe stock for each share of Global Marine and will own approximately 50.6% of the combined company. Gains on the transaction will be taxable to Global Marine shareholders. The transaction will not be taxable to Santa Fe shareholders, who will retain their existing shares and will own approximately 49.4% of the combined company. GlobalSantaFe will have approximately 233 million shares outstanding. The transaction is expected to be modestly accretive to GlobalSantaFe's earnings and substantially accretive to GlobalSantaFe's cash flow in 2002.

For the 12 months ended June 30, 2001, the two companies combined had approximately $2 billion in geographically diverse revenues and approximately $650 million in EBITDA. Following the consummation of the transaction, GlobalSantaFe will have the drilling industry's strongest balance sheet, with pro forma book equity in excess of approximately $4.5 billion and debt to total capitalization of less than 18 percent. Both managements expect GlobalSantaFe to continue Santa Fe's annual dividend policy of $0.13 per share. They also expect GlobalSantaFe to achieve annual cost savings and operating synergies of approximately $25 million by the end of 2002.

Bob Rose, Chairman, President and Chief Executive Officer of Global Marine, will serve as Chairman of the combined company. Sted Garber, Santa Fe President and Chief Executive Officer, will serve in those same positions at GlobalSantaFe. Gordon Anderson, current Chairman of Santa Fe, is expected to serve on the 14-member Board of Directors of the combined company, which will consist of equal representation from each company.

"This transaction, which is a merger of equals in every sense of the word, brings together two of the most talented and respected management teams in our industry," said Mr. Rose. "Our two companies share common operating philosophies and employee cultures, and I am confident that the new GlobalSantaFe will be a stronger, more dynamic partner for all of our customers. The new company will also be a larger, more competitive force in a rapidly consolidating sector and will be ideally positioned to finance future growth opportunities."

Commenting on the merger, Mr. Garber said: "Shareholders will benefit from owning a company with enhanced operational scale and expertise and one of the industry's youngest, most technologically advanced drilling fleets. Our state-of-the-art deepwater drilling fleet, along with the largest heavy duty harsh environment and premium jackup fleets, will enable us to meet the increasing demands of our diverse customer base. Likewise, the employees of GlobalSantaFe will benefit from expanded career opportunities as part of a new and growing global enterprise."

Nader H. Sultan, Deputy Chairman and Chief Executive Officer of Kuwait Petroleum Corporation (KPC) described the merger as "a strategic repositioning of Santa Fe International's competitive presence in the drilling market which enables Kuwait Petroleum to enhance the value of its investment in Santa Fe."

KPC, which owns approximately 37.7% of Santa Fe through a wholly-owned subsidiary, SFIC Holdings (Cayman), Inc., will continue to own approximately
43.5 million shares (its current ownership in Santa Fe), representing approximately 18.7% of pro forma shares outstanding of the new company. KPC has approved the terms of the merger and has entered into a shareholder agreement in support of the transaction.

The management team will include the following appointments: Jon Marshall, Executive Vice President and Chief Operating Officer; Seals McCarty, Executive Vice President, Finance and Administration; Jim McCulloch, Senior Vice President and General Counsel; and Matt Ralls, Senior Vice President and Chief Financial Officer.

The transaction is conditioned upon, among other things, the approval of each company's shareholders and is subject to customary regulatory approvals, including completion of the Hart-Scott-Rodino antitrust process. The transaction is expected to close by year-end 2001.

Credit Suisse First Boston served as financial advisor and Shearman & Sterling provided legal counsel to Santa Fe. Morgan Stanley served as financial advisor and Baker Botts LLP provided legal counsel to Global Marine. Salomon Smith Barney served as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP provided legal counsel to Kuwait Petroleum Corporation.

Conference Call:
----------------

Global Marine and Santa Fe will conduct a publicly accessible conference call to discuss the merger on Tuesday, September 4, 2001, at 9:30 AM CDT/10:30 AM EDT. The conference call numbers are: 888-849-9215 for domestic callers, and 212-896-6010 for international callers. Callers should ask for the Global Marine/ Santa Fe International conference call. To help ensure that the conference call begins in a timely manner, please call 5 to 10 minutes prior to the scheduled start time. The conference call will be webcast live (listen only) via Global Marine's and Santa Fe's websites (http://www.glm.com and http://www.sfdrill.com).

About Global Marine:
--------------------

Houston-based Global Marine is a major international offshore drilling contractor with one of the industry's youngest, most diversified and technologically advanced drilling fleets. The company's 33 premium mobile drilling units include jackups, semisubmersibles, and dynamically positioned ultra-deepwater drillships. In addition, the company is the world's leading provider of drilling management services, including turnkey and project management.

About Santa Fe:
---------------

Santa Fe International is a leading international offshore and land contract driller. The company owns and operates a high quality, technologically advanced fleet of 26 marine drilling rigs, including semisubmersibles and premium and heavy duty harsh environment jackups, 31 land drilling rigs, and operates 13 rigs for others, and is a provider of drilling-related services to the petroleum industry.


FORWARD-LOOKING STATEMENTS
--------------------------

This press release includes statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael
R. Dawson, Phone: 281-596-5100, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Richard Hoffman, Phone: 972-701-7950, Fax:
972-701-7737.

PARTICIPANTS IN SOLICITATION
----------------------------

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001.

Web sites:  http://www.glm.com and  http://www.sfdrill.com
            -------------------     ----------------------

Contacts:

For Global Marine:                                   For Santa Fe International:
Investors                                            Investors and Media
Michael R. Dawson                                    Richard Hoffman
281-596-5809                                         972-701-7950
investors@glm.com                                    IRrelations@sfdrill.com

Media
Stephanie Price
281-596-5816
investors@glm.com

                          National and Financial Media
                          The Abernathy MacGregor Group
                          Steve Frankel/Andrew Merrill
                                  212-371-5999

                                     * * *

                                                     Santa Fe
        Global Marine Inc.                         International
                                                    Corporation

     [Global Marine Inc. Logo]      [Santa Fe International Corporation Logo]

                                September 4, 2001

                                  GlobalSantaFe
                                   Corporation

                                    NYSE:GSF

                             A Powerful Combination

                           FORWARD-LOOKING STATEMENTS

This presentation includes statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

                             A Powerful Combination
--------------------------------------------------------------------------------

GlobalSantaFe will be the premier worldwide contract driller:

o One of the industry's youngest, most technologically advanced drilling fleets

o    Over 100 rigs owned and/or operated worldwide

o    Second largest offshore drilling contractor

o    Strong operating presence in each of the world's key drilling markets

o    Common business philosophies and employee cultures

                             Transaction Description
--------------------------------------------------------------------------------

Exchange ratio                Santa Fe to issue 0.665 shares for each
                              Global Marine share

Ownership                     Santa Fe - 49.4%
                              Global Marine - 50.6%

Market capitalization         Approximately $6.0 billion
(Pro forma)                   (at 8/31/01 closing price)

Domicile                      Cayman Islands

Board representation          7 designees each

Tax treatment of gains        Taxable to Global Marine shareholders
                              Tax-free to Santa Fe shareholders

Expected closing date         By year end 2001

                             A True Merger of Equals

                              Combination Benefits
--------------------------------------------------------------------------------

o    Creates greater size and capabilities for customers

o    Joins complementary assets and markets

o    Unites similar operating philosophies and cultures

o    Improves position for internal and external growth

o    Enhances financial position

o    Balances earnings visibility and operating leverage

o    Increases equity market

                               A New Market Leader

                             Experienced Leadership
--------------------------------------------------------------------------------

o    Bob Rose, Chairman

o    Sted Garber, President and CEO

o    Jon Marshall, EVP and COO

o    Seals McCarty, EVP Finance and Administration

o    Jim McCulloch, SVP and General Counsel

o    Matt Ralls, SVP and CFO

o    Joe Boyd, VP Human Resources

o    Richard Hoffman, VP Investor Relations

                                A Very Deep Bench

                            Worldwide Market Presence
--------------------------------------------------------------------------------

                                Total - 103 Rigs

                 [GRAPHIC OF WORLD MAP SHOWING LOCATION OF RIGS]

59 Offshore
31 Land
-----------
90 Owned                                13 Operated for others

                         Solid Positions in Key Markets

                           Asset Portfolio - 90 Rigs
--------------------------------------------------------------------------------
                                  % Contracted
                                  Next 12 Months
        Drillships (4)
                                } 68%
        Semisubmursibles (9)


        HDHE Jackups (6)

        >= 300' Jackups (24)    } 57%

        < 300' Jackups (15)


        Land rigs (31)
                                } 70%
        Platform rigs (1)
                                 ------
                                  63%

                         Significant Earnings Visibility

                              Quality Jackup Fleet
--------------------------------------------------------------------------------

                                                      [ ] < 300 IC Jackup
                                                      [ ] > = 300 IC Jackup




             [BAR GRAPH COMPARING GSF JACKUP FLEET WITH COMPETITORS]

                              Quality Jackup Fleet
--------------------------------------------------------------------------------

                                                      [ ] GSF Newbuilds
                                                      [ ] > = 300' IC Jackup


                   [BAR GRAPH COMPARING GSF WITH COMPETITORS]

                         Third Largest Fleet of Floaters
--------------------------------------------------------------------------------

                                                      [ ] GSF Newbuilds
                                                          (7,500')

                                                      [ ] Ultra Deepwater
                                                          (> 5,000'+)


                                                      [ ] Deepwater
                                                          (3,000' - 4,999')

                                                      [ ] Shallow
                                                          (<3,000')

           [BAR GRAPH COMPARING GSF FLEET OF FLOATERS TO COMPETITORS]

                          Complementary Marine Markets
--------------------------------------------------------------------------------
                                 Total - 59 Rigs


                        [ ] Global Marine       [ ] Santa Fe

   [BAR GRAPH SHOWING LOCATION AND NUMBER OF GLOBAL MARINE AND SANTA FE RIGS]

                             International Strength
--------------------------------------------------------------------------------

                       Marine Rigs in International Waters

 [BAR GRAPH COMPARING GSF MARINE RIGS IN INTERNATIONAL WATERS WITH COMPETITORS]


Source:  OneOffshore, June 2001
                                                                              14

                     Revenue Distribution by Customer Class
--------------------------------------------------------------------------------

                                Pro Forma 1H 2001

      [PIE CHART SHOWING MAJORS (23%),          Leading
       SUPER MAJORS (46%) AND                   Customers             % of Total
       INDEPENDENTS (31%)]                      --------------------------------
                                                ExxonMobil               15.1%
                                                BP                       13.9%
                                                Chevron + Texaco          6.4%
                                                TotalFinaElf              6.3%
                                                Shell                     4.6%

                       High Quality, Diverse Customer Base

                               Operating Cash Flow
--------------------------------------------------------------------------------

                                Pro Forma 1H 2001

          By Source                                 By Region

  [PIE CHART SHOWING OPERATING        [PIE CHART SHOWING OPERATING CASH FLOW
   CASH FLOW BY SOURCE:               BY REGION:
   JACKUPS (55%), FLOATERS (31%)      NORTH AMERICA (43%), NORTH SEA (19%),
   DRILLING SERV. (11%) AND           SOUTH AMERICA (13%), MED./MID. EAST (13%),
   LAND (3%)]                         WEST AFRICA (10%), ASIA PACIFIC (2%)]


Note: Operating cash flow is total revenue less total cash operating expense

                            Diverse Cash Flow Stream

                               Industry Leadership
--------------------------------------------------------------------------------
                                        Pro Forma
                                         Rank(4)
                                        --------
        International rigs(1)               1st

        Premium jackups(2)                  1st

        Balance sheet strength(3)           1st

        Number of offshore rigs             2nd

        Market capitalization               2nd

        LTM revenue                         2nd

(1)  Based on percentage of marine rigs outside GoM.

(2)  >= 300' water depth.

(3)  Based on total debt / total capitalization.

(4)  Peer group:  RIG, DO, NE, ESV, RDC, PDE / MRL.

                                Size and Strength

                         Pro Forma Financial Performance
--------------------------------------------------------------------------------

   Revenue                                                EBITDA
   $ in millions                                          $ in millions

   [BAR GRAPH SHOWING REVENUE IN           [BAR GRAPH SHOWING EBITDA IN MILLIONS
    MILLIONS OF DOLLARS FOR 1996-2000       OF DOLLARS FOR 1996-2000 AND LTM]
    AND LTM]

                  Accretive to Earnings and Cash Flow in 2002

                             Balance Sheet Strength
--------------------------------------------------------------------------------

        $ in millions

                                        Pro Forma
                                         6/30/01
                                        ---------

        Cash                            $   627

        Total Debt                          925

        Equity                            4,349
                                        -------
           Total Capitalization         $ 5,274

                   Total Debt to Total Capitalization - 17.5%

                              Capital Requirements
--------------------------------------------------------------------------------

                      Estimated Pro Forma Capital Spending

      $ in millions                                   [ ] Committed
                                                          Newbuilds

                                                      [ ] Maintenance &
                                                          Upgrade


      [BAR GRAPH SHOWING ESTIMATED PRO FORMA CAPITAL SPENDING ON COMMITTED
              NEWBUILDS AND MAINTENANCE AND UPGRADE FOR 2001-2004]

                            Investing For The Future

                                  Key Synergies
--------------------------------------------------------------------------------

o    Greater flexibility to deploy rigs worldwide

o    Established base in GoM for newbuilds

o    Deepwater construction and operations expertise

o    Tax efficiency

o    G&A and other cost savings

                                  A Perfect Fit

                                   Bottom Line
--------------------------------------------------------------------------------

o    Establishes stronger, more dynamic partner for customers

o Creates leadership in size and diversification in key markets and equipment classes

o    Enhances deepwater scale and expertise

o    Increases financial strength to seize new growth opportunities

o Provides shareholders with improved liquidity and substantial accretion to cash flow

                           Creating Shareholder Value

                                  GlobalSantaFe
                                   CORPORATION

                                    NYSE:GSF

                             A Powerful Combination


                                     * * *

                GLOBAL MARINE INC. & SANTA FE INTERNATIONAL CORP.
     INVITES YOU TO ATTEND A FINANCIAL COMMUNITY MEETING AND CONFERENCE CALL
                        TO DISCUSS THEIR MERGER OF EQUALS


                                TO BE HOSTED BY:
         ROBERT E. ROSE, CHAIRMAN, PRESIDENT & CEO OF GLOBAL MARINE INC.
                                        &
     C. STEDMAN GARBER, JR., PRESIDENT & CEO OF SANTA FE INTERNATIONAL CORP.

                    THE MEETING & CALL WILL BE HELD TOMORROW,
                           TUESDAY, SEPTEMBER 4, 2001
                           AT 10:30AM EDT (9:30AM CST)
[Global              St. Regis Hotel, Roof Ballroom, 20th Floor    [Santa Fe
 Marine Inc.            TWO EAST 55TH STREET, AT 5TH AVENUE        International
 Logo]                           NEW YORK, NY 10022                Corporation
                                                                   Logo]

                TO PARTICIPATE IN THE TELECONFERENCE PLEASE DIAL:
                     1-888-849-9215 IN THE UNITED STATES OR
                     1-212-896-6010 FOR INTERNATIONAL ACCESS

 ASK TO BE CONNECTED TO THE GLOBAL MARINE INC. & SANTA FE INTERNATIONAL
                                CONFERENCE CALL.

          THE AUDIO WEBCAST AND SLIDE PRESENTATION MAY BE ACCESSED VIA
                         WWW.GLM.COM OR WWW.SFDRILL.COM

 IF YOU HAVE ANY FURTHER QUESTIONS PLEASE CONTACT JODI EINHORN AT THE ABERNATHY
                        MACGREGOR GROUP AT 212-371-5999.

                                     * * *

In an effort to answer some of the questions that Santa Fe employees might have regarding the agreement to merge with Global Marine, Joe Boyd, Vice President of Human Resources, asked Sted Garber, President and CEO, the following questions:

Q: Mr. Garber, the news release issued today spoke of the strategic combination of both companies' assets as a major reason for this merger. Could you please comment further on this point?

A: Both companies have tremendous individual strengths in the marketplace. Santa Fe is uniquely strong in the Heavy Duty Harsh Environment market and the Middle East and South East Asia, for example, while Global Marine has a significant position in the Gulf of Mexico and ultra deepwater drilling. So, the combination of both companies is an ideal fit from the standpoint of combining our collective resources to serve our customers' needs around the world. In addition, Global has a major turnkey drilling and well completion operation primarily in the Gulf of Mexico that we feel brings value to the combined company.

Q: Strategically, why was it important for Santa Fe to seek a merger with another company?

A. For several years now our clients have been merging and consolidating their operations to create a very large worldwide presence. As they have done so, they now expect their vendors to provide a broad range of services on a worldwide basis. The drilling industry has made several moves to consolidate companies in recent years. For some time now, Santa Fe has planned to seek a merger with the appropriate partner. We believe that Global is our preferred partner in that our operating, personnel, financial and ethical philosophies and standards are very similar. We believe that industry consolidation will continue in the coming years and we believe it is essential for Santa Fe to be among the continuing companies.

Q: With the location of the Company's headquarters to Houston, layoffs of personnel will be necessary both in the Santa Fe Dallas office, as well as in the Global office in Houston. When will the consolidation be complete in Houston and what policies will apply to affected employees?

A: First, the merger is not expected to be completed until the end of the year so there is sufficient time to carefully sort through all personnel issues. Combining the two headquarters' staffs will result in certain people in Dallas being asked to relocate to Houston. Everyone will be asked to remain in their jobs until the

    Dallas office is closed, most likely in the late winter or early spring of next year. A retention policy for those personnel not relocating will be disseminated shortly and Santa Fe's severance policy has been in place for several years. Those being offered relocation will be provided with the Company's relocation policy.

Q: When will all employees be advised whether or not they are being offered relocation?

A: Transition teams will be established shortly to evaluate the requirements of each department in the new company in order to come up with the optimum organization structure. Once the teams are in place, we anticipate this process to take approximately sixty days. Our intent is to notify each employee as soon as possible if they are being asked to relocate or, alternatively, to remain in place until the Company officially relocates to Houston.

Q: How will it be determined who will be offered relocation to Houston and who will not?

A: The new company will obviously require fewer people in the home office than the current number of people employed in both offices; however, the exact organization structure and personnel complements required for that structure still need to be worked out. We regret that all employees can not continue with the new company, but as always, we believe that people are Santa Fe's most important asset and in keeping with our strong sense of family, we will do our best to finalize the combined structure as quickly as possible and notify each employee of their status. We believe that policies will be adopted which will significantly reduce the hardship to employees.

Q: What is the timing for the closure of the Dallas office and when GlobalSantaFe will be consolidated and begin functioning as a new entity in Houston?

A: Assuming that the merger is consummated, we are targeting June 1 of next year to be operational in Houston. These plans are tentative but this is our goal.

Q: What is the plan for the two companies to merge their respective compensation and benefits plans?

A: We will be forming a team of individuals from both organizations to evaluate this subject and recommend the `best practice' for each benefit program. Both companies have strong and competitive practices that will be combined to produce the best policy or benefit that will be very competitive in our industry.


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

Q: How will the respective workforces around the world be impacted by this event?

A: The accurate answer to this question is very little, if at all. First of all, the two companies operate, for the most part, in different locations around the world. The exception is in our respective operations in the North Sea, headquartered in Aberdeen. There will be redundancies in both office staffs in Aberdeen but, as in Dallas, Santa Fe will adopt both a retention policy as well as a severance policy for anyone affected by the merger.

Q: If I own Santa Fe stock, either in the Company's Investment Savings Plan or in my personal portfolio, what happens to those shares when the current Santa Fe company name is changed to GlobalSantaFe?

A: In this type of transaction, which is commonly known as a Merger of Equals, the Santa Fe stock is what is referred to as the surviving stock; thus there is no difference or change to the shares that you hold except that your shares will automatically convert to GlobalSantaFe shares on a one-to-one basis.

Q:  How do you feel about combining the cultures of Santa Fe and Global Marine?

A: I am tremendously excited about this merger. We are creating what is without a doubt the premier drilling company in the world. One of the reasons I feel so strongly about this is that I believe Santa Fe and Global have a lot in common. For instance, both companies have a reputation of providing quality service to their customers, high business ethics, quality personnel and cultures of providing a safe environment in which to work and excel. This merger is a combination of two quality company cultures, and I am excited about the strength of the new company going forward.

FORWARD-LOOKING STATEMENTS
--------------------------
This document includes statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael
R. Dawson, Phone: 281-596-5100, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Richard Hoffman, Phone: 972-701-7950, Fax: 972-701-7737.

PARTICIPANTS IN SOLICITATION
----------------------------
Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001.


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